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                          May 11, 2021

       Allan Marshall
       Chief Executive Officer
       Grove, Inc.
       1710 Whitney Mesa Drive
       Henderson, NV 89014

                                                        Re: Grove, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2021
                                                            File No. 333-255266

       Dear Mr. Marshall:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 3, 2021

       Recent Transactions, page 6

   1. We note your response to prior comment 1. It appears that Mr. Hackett was a Managing
                                                        Member and/or President
of Steam Distribution, LLC, One Hit Wonder Holdings, LLC,
                                                        One Hit Wonder, Inc.,
and HAVC, LLC when the companies filed petition under Chapter
                                                        11 of the U.S.
Bankruptcy Code. Please provide the disclosure required by Items
                                                        401(f) and 404 of
Regulation S-K and revise the disclosure on pages 57 and 60. Please also provide balancing
disclosure in the Summary section, which clarifies Messrs.
                                                        Hackett's and
Voudouris' experience with the above referenced companies and involvement with their
recent bankruptcy.
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
May        NameGrove, Inc.
     11, 2021
May 11,
Page 2 2021 Page 2
FirstName LastName
Use of Proceeds, page 26

2. We note your revised disclosure in response to prior comment 2, including that you intend to use certain of the proceeds for working capital and miscellaneous corporate purposes and that you intend to use a portion of the proceeds for acquisitions, but you do not have any current agreements, commitments or understandings for any specific acquisition. To the extent that you do not have a current specific plan for a significant portion of the proceeds, please include a statement to this effect, discuss the principal reasons for the offering and add risk factor disclosure. Refer to Item 504 of Regulation S-K.
Government Regulation, page 55

3. We note your response to prior comment 6 and your revised disclosure on page 42 that
         you    have no immediate plans to export any products to Europe.
Please tell us why
         your distribution activities are not subject to European regulations or expand your disclosure to include a discussion of the regulations that may apply to your products.
         Refer to Item 101(h)(4)(ix) of Regulation S-K. Please also clarify whether your reference
         to    customer    on page 42 means a channel partner such as reseller,
distributor, or end-
         user customer.
       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Mark Lee, Esq.